Annex A

At 12:01 a.m. Eastern Time on June 16, 2023 (the "Effective Time"), each 10 shares of Common Stock issued and outstanding prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the "Reverse Stock Split"). No fractional share shall be issued in connection with the foregoing combination of the shares pursuant to the Reverse Stock Split. Stockholders who would otherwise be entitled to receive a fractional share as a result of the Reverse Stock Split will receive one whole share of common stock in lieu of such fractional share.

The Reverse Stock Split shall occur automatically without any further action by the holders of Common Stock, and whether or not the certificates representing such shares have been surrendered to the Company; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable as a result of the Reverse Stock Split unless the existing certificates evidencing the applicable shares of stock prior to the Reverse Stock Split are either delivered to the Company, or the holder notifies the Company that such certificates have been lost, stolen or destroyed, and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates.